Exhibit 1.02
KVH Industries, Inc.
CONFLICT MINERALS REPORT
This Conflict Minerals Report of KVH Industries, Inc. (“KVH”, “we”, or “our”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.
Rule 13p-1 and Form SD require companies to disclose certain information regarding products that they manufacture, or contract to manufacture, when: (a) those products contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”); (b) those Conflict Minerals are necessary to the functionality or production of those products; and (c) those Conflict Minerals originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”).
Section 1. Product Review and Reasonable Country of Origin Inquiry
Section 1.1 Product Review

KVH conducted an analysis of its product lines and determined that Conflict Minerals are used in its system-level products and components.

Section 1.2 Reasonable Country of Origin Inquiry and Conclusion

At the outset of our 2013 reasonable country of origin inquiry (“RCOI”), KVH elected to survey our entire known direct material, component and system-level product (collectively referred to as “Supplier Material”) supply chain. During the process of our initial review, we generated internal reports analyzing all Supplier Material purchases for the 12-month period prior to October 2013. We then ranked each supplier based on the aggregate total of Supplier Material purchases made during that period of time.  It was determined that Phase I of our due diligence effort would be to survey all of our suppliers with $50,000 or more in Supplier Material purchases. This supplier survey pool represented 94% of all Supplier Material purchases made by KVH during calendar year 2013. KVH then completed an additional supplier survey screen whereby a limited number of suppliers were excluded from the scope of our RCOI. Specifically, KVH excluded suppliers that were identified to have no risk of use of Conflict Minerals in their commodities based upon the type of materials supplied, in particular, standard packaging material and/or machined aluminum components. Following the additional supplier survey screen, KVH identified 56 suppliers that fell within the scope of our RCOI. These suppliers represented 85% of all Supplier Material purchases made by KVH during calendar year 2013.

To conduct the RCOI, KVH surveyed its active suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) (the “Conflict Minerals Reporting Template”). The Conflict Minerals Reporting Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Conflict Minerals Reporting Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

KVH sent the Conflict Minerals Reporting Template to all 56 of our direct suppliers and received 41 responses, which represented approximately 73% of KVH’s targeted supplier group. Of the 41 responses received by KVH: 10 indicated that the Conflict Minerals used in products supplied to KVH came from “conflict free” sources; 12 confirmed that no Conflict Minerals were used in the products supplied to KVH; and 19 indicated that they were unsure of the origin of the Conflict Minerals that they supplied to us.

KVH’s international supply chain is complex. KVH is several layers removed from the original smelters making it difficult to trace the origin of Conflict Minerals. Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals.

Despite having conducted a good faith RCOI, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process those Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

Section 2. Due Diligence
KVH’s due diligence efforts related to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the company; (iii) for which the manufacture was completed during 2013; and (iv) for which the company was unable to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of those products originated in a Covered Country. The products, which are hereinafter referred to collectively as the “Covered Products,” include KVH’s mobile satellite communications products and components, as well as guidance and stabilization products and components.
Section 2.1 Design of KVH’s Due Diligence Measures
KVH designed its due diligence measures to conform with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (Second Edition), including the related supplements on gold, tin, tantalum and tungsten.
Section 2.2 Due Diligence Measures Performed by KVH
Management Systems

KVH’s due diligence measures included: the development of a Conflicts Minerals Policy Statement; the establishment of an internal team led by KVH’s Director of Global Supply Chain; the implementation of a standardized process for communication and follow-up with non-responsive suppliers; the implementation of record retention practices; and an examination of relevant contractual terms governing our supplier relationships. These efforts included the establishment of a records maintenance and retention procedure to ensure appropriate preservation of relevant Conflict Minerals documentation in an internal electronic database.

KVH periodically reports to the Audit Committee of the Board of Directors with respect to the status of our due diligence efforts and compliance obligations.

KVH’s Conflict Minerals Policy Statement can be found at http://www.kvh.com/conflictmineral.
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Assessment of Risk in the Supply Chain
In order to determine the origin of Conflict Minerals in the Covered Products, KVH has:

•	sent letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions; and

•	solicited survey responses from relevant suppliers of products and components of our Covered Products, using the Conflict Minerals Reporting Template.

Strategies to Respond to Identified Risks

As part of its Conflict Minerals due diligence efforts, KVH has:

•	reviewed the responses that we received from our suppliers to the Conflict Minerals Reporting Template and followed up on inconsistent, incomplete, and inaccurate responses; and

•	sent reminders to suppliers who did not respond to our requests for information.

Independent Third-Party Audits
Due to the KVH’s position in the supply chain, we do not conduct or commission independent third-party audits of the smelters and refiners from which our suppliers source Conflict Minerals. KVH has relied upon industry initiatives, including the Conflict-Free Sourcing Initiative founded by EICC and GeSI, for independent third-party audit information.
Reporting
With the preparation and submission of this Conflict Minerals Report, KVH has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is available at http://www.kvh.com/secfilings.

Section 3. Product Categorization and Results of Due Diligence

For the Conflict Minerals contained in the Covered Products, KVH’s due diligence efforts failed to clarify whether the Conflict Minerals contained in those products originated in a Covered Country or came from recycled or scrap sources. KVH has therefore concluded that the status of all of the Covered Products is “DRC conflict undeterminable.” The information that we have received from suppliers to date does not provide us with an adequate basis for identifying smelters used to supply the minerals in our Covered Products.

In addition, KVH does not have sufficient information to determine the country of origin of the Conflict Minerals in the Covered Products.
Section 4. Future Steps to Improve Due Diligence

KVH intends to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us in determining whether the Conflict Minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to collect and evaluate supplier responses to the Conflict Minerals Reporting Template and follow up on inconsistent, incomplete, and inaccurate responses;

•	implement new terms and conditions and other contractual flow-downs into supplier contracts to ensure cooperation and compliance with KVH’s due diligence efforts;

•	continue to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program; and

•	continue to encourage and validate smelter adherence to established responsible mineral sourcing practices.

As we move forward developing our diligence program, we will continue to expect our suppliers to reasonably assure us that the minerals in the products they supply are conflict free. If we become aware of a supplier whose supply chain includes Conflict Minerals, we will take the appropriate actions to remedy the situation in a timely manner, including reassessment of supplier relationships. KVH also expects its suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

Section 5. Independent Private Sector Audit

For 2013, KVH has classified the Covered Products as “DRC conflict undeterminable.” No independent private sector audit is required.